UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit 99.1 of this Report on Form 6-K of the Registrant is hereby incorporated by reference into the Registrant’s: Form F-3 Registration Statements File Nos. 333-184139, 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284, 333-164656 and 333-184136.

Exhibits 1.1, and 5.1 of this Report on Form 6-K of the Registrant are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-184139), as amended.

Exhibits

1.1	Underwriting Agreement, dated November 21, 2013, by and between Attunity and Roth Capital Partners, LLC, as representative for several underwriters.
5.1	Opinion of Goldfarb Seligman & Co.
99.1	Press Release: Attunity Ltd. Prices Public Offering Raising Gross Proceeds of $17.4 Million, dated November 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: November 21, 2013